COMPANY RESOLUTION
of
TIDAL CREEK BREWHOUSE GRAND STRAND, LLC

December 30, 2024

WHEREAS, the Managers of Tidal Creek Brewhouse Grand Strand LLC, a South Carolina limited liability company (the "Company"), have determined that it is in the best interest of the Company to amend the Company's Operating Agreement to change the method by which Membership Ownership is represented, from Membership Interest in percentages to Membership Units, to facilitate capital raising in a future secondary offering; and

WHEREAS, the Managers of the Company are Adrian Sawczuk and Dara Liberatore-Sawczuk; and

WHEREAS, the authority granted herein is not contrary to the provisions of the Company's Articles of Organization, Certificate of Existence, or Operating Agreement.

NOW, THEREFORE, BE IT RESOLVED:

1. **Amendment to Operating Agreement:** The Managers and Members of the Company hereby approve the amendment of the Operating Agreement, to reflect that Membership Interest will be represented by Membership Units, rather than Membership Percentage. The precise language of the amendment will be prepared by legal counsel and will be incorporated into the Amended Restated Operating Agreement of the Company.

2. **Action to be Taken by Managers:** The Managers of the Company, acting pursuant to their authority under the Amended Restated Operating Agreement, are hereby authorized and directed to take all necessary actions to prepare, execute, and implement the amendment to the Operating Agreement, including the approval and adoption of any related documentation required to effectuate the change to Membership Units.

3. **Approval by Voting:** The Managers, acting in their capacity as Members of the Company, with Member Tidal Creek Brewhouse LLC hereby comprise a supermajority interest in Membership Interest of the Company and hereby vote in favor of the proposed amendment to the Amended Restated Operating Agreement.

4. **Authorization to Execute Documents:** The undersigned, individually or collectively, are authorized and directed to execute and deliver all documents and instruments, and to take all actions, as may be necessary or appropriate to carry out the intent of this Resolution, including the execution and delivery of any amendments, agreements, or filings with appropriate government agencies, if necessary.



Name:	Signature:
Adrian Sawczuk	DocuSigned by: Adrian Sawczuk 53BA6696D7184A7...
Dara Liberatore-Sawczuk	DocuSigned by: Dara Liberatore E86872D8292447B...

5. Member Reliance: The Members may rely upon the authority conferred herein unless and until a modification or revocation of this Resolution is received.

6. Effective Date: This Resolution shall be effective immediately upon its adoption.

The undersigned, in their capacity as Managers of Tidal Creek Brewhouse Grand Strand, LLC, do hereby certify that the foregoing Resolution was duly adopted by the majority of the Managers of the Company at a meeting of the Board of Managers held on December 30, 2024, at which a quorum was present and acted through and that said Resolutions is in full force and effect and have not been amended or rescinded as of the date hereof.

RESOLVED as of the 30th day of December, 2024.

COMPANY:

TIDAL CREEK BREWHOUSE GRAND STRAND, LLC,
a South Carolina limited liability company

DocuSigned by:
Adrian Sawczuk
53BA6696D7184A7...

By: Adrian Sawczuk
Its: Manager

DocuSigned by:
Dara Liberatore
E86872D8292447B...

By: Dara Liberatore-Sawczuk
Its: Manager